FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 7, 2010

TO THE PROSPECTUS DATED OCTOBER 28, 2009

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated October 28, 2009, Supplement No. 6 thereto dated July 7, 2010, and Supplement No. 7 thereto dated August 18, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering; and

•	the closing of a series of loans obtained from The Prudential Insurance Company of America.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. As of August 31, 2010, we have received aggregate gross offering proceeds of approximately $174.4 million from the sale of approximately 17.5 million shares in our initial public offering. As of August 31, 2010, approximately 92.5 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Closing of Prudential Loan

On August 25, 2010, we, through eleven special purpose entities that hold certain of our self storage facilities (the “Encumbered Properties”), entered into a loan agreement and various promissory notes in connection with eleven individual loans obtained from The Prudential Insurance Company of America (collectively, the “Prudential Loan”). The Prudential Loan has a total principal amount of approximately $32.6 million. We intend to use the proceeds from the Prudential Loan to make future acquisitions of self storage facilities. Each of the individual loans comprising the Prudential Loan has a term of nine years and matures on September 5, 2019. Ten of the loans bear a fixed interest rate of 5.43% per annum, and the remaining loan bears a fixed interest rate of 5.31% per annum, all on a 30-year amortization schedule. Payments of principal and interest are due on a monthly basis, and we may prepay all or any portion of the Prudential Loan upon 30 days’ written notice to Prudential, subject to a prepayment premium.

Each of the eleven individual loans comprising the Prudential Loan is secured by a first priority mortgage or deed of trust on one of the Encumbered Properties. Each of the eleven individual loans also carries with it a Promissory Note, Assignment of Leases and Rents, Supplemental Guaranty and Recourse Liabilities Guaranty. The terms of these agreements for each loan are materially identical other than information that specifically relates to the properties individually. Each of the individual loans under the Prudential Loan is cross-collateralized by the other ten.

As of August 31, 2010, our secured promissory notes are summarized as follows:

	Outstanding Principal Amount as of:
Mortgage Loan	August 31, 2010	December 31, 2009	Stated Interest Rate		Maturity Date
Crescent Springs	$800,000	$800,000	5.00%		2/11/2014
Florence, Walton	3,700,000	3,700,000	5.00%		2/11/2014
Biloxi, Gulf Breeze	4,957,473	4,975,000	6.50	%(1)	4/1/2012
Montgomery	2,925,954	2,967,038	6.42%		7/1/2016
Seabrook	4,668,893	4,709,307	5.73%		1/1/2016
Greenville	2,339,646	2,359,937	5.65%		3/1/2016
Kemah	9,121,633	9,191,016	6.20%		6/1/2016
Memphis	2,582,800	2,604,000	5.67%		12/1/2016
Tallahassee	7,650,000	7,650,000	6.16%		8/1/2016
Houston	2,098,255	2,119,313	5.67%		2/1/2017
San Francisco (consolidated VIE)	10,500,000	10,500,000	5.84%		12/1/2016
Lake Forest	18,000,000	18,000,000	6.47%		10/1/2017
Las Vegas I	1,540,000	1,540,000	5.72%		6/1/2017
Pearland	3,500,000	3,500,000	5.93%		7/1/2017
Daphne	1,891,257	1,982,622	5.47%		8/1/2020
Mesa	3,180,582	—	5.38%		4/1/2015
Riverdale	4,800,000	—	4.00%		5/14/2014
Prudential Portfolio Loan(2)	32,585,000	—	5.42	%(3)	9/5/2019
Loans maturing after 12/31/09	—	3,255,000
Net fair value adjustment	(1,766,689)	(1,596,650)

Total mortgage loans and notes payable	$115,074,804	$78,256,583

(1)	The interest rate on this debt resets monthly, based on three-month LIBOR plus 450 basis points (4.5%) and has a floor of 6.50%. The rate in effect as of August 31, 2010 was 6.50%.
(2)

This portfolio loan is comprised of 11 discrete mortgage loans on 11 respective properties (Manassas, Marietta, Erlanger, Pittsburgh, Weston, Fort Lee, Oakland Park, Tempe, Phoenix II, Davie, Las Vegas II). Each of the individual loans is cross-collateralized by the other ten.

(3)	Ten of the loans in this portfolio loan bear an interest rate of 5.43% and the remaining loan bears an interest rate of 5.31%. The weighted average interest rate of the portfolio is 5.42%.

The following table presents the future principal payment requirements on outstanding secured promissory notes at August 31, 2010:

2010	$301,256
2011	1,084,314
2012	8,679,977
2013	1,404,411
2014	8,287,214
2015 and thereafter	97,084,321

Total payments	116,841,493
Unamortized fair value adjustment	(1,766,689)

Total	$115,074,804

We record the amortization of debt discounts related to fair value adjustments to interest expense. The weighted average interest rate of our fixed rate debt as of August 31, 2010 was approximately 5.74%.